As filed with the Securities and Exchange Commission on December 5, 2003

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SALIX PHARMACEUTICALS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	94-3267443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8540 Colonnade Center Drive

Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Carolyn J. Logan

President

Salix Pharmaceuticals, Ltd.

8540 Colonnade Center Drive, Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald R. Reynolds

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

Fax (919) 781-4865

Approximate date of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed maximum Offering price Per Share (2)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, no par value per share	1,700,000	$18.96	$32,232,000	$2,607.57

(1)	This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock
(2)	Estimated in accordance with Rule 457 solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the common stock on the Nasdaq National Market on November 28, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete. It might change. We cannot sell these securities until the registration statement that we have filed with the SEC is effective. This prospectus is not an offer to sell, nor does it solicit an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2003

PROSPECTUS

1,700,000 Shares

SALIX PHARMACEUTICALS, LTD.

Common Stock

This is a resale prospectus for the sale of up to 1,700,000 shares of common stock of Salix Pharmaceuticals, Ltd. by the selling stockholders listed herein.

Our common stock is traded on the Nasdaq National Market under the symbol “SLXP”. On December 4, 2003, the last sale price of our common stock on the Nasdaq National Market was $20.46 per share.

The Selling Stockholders may offer the shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this prospectus is                  , 200  .

Prospectus summary

The following summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

About our company

We are a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract. Our strategy is to:

•	identify and acquire rights to products that we believe have potential for near-term regulatory approval or are already approved;

•	apply our regulatory, product development, and sales and marketing expertise to commercialize these products; and

•	use our 100-member specialty sales and marketing team focused on high-prescribing U.S. gastroenterologists, who are doctors who specialize in gastrointestinal diseases, to sell our products.

Our first four products demonstrate our ability to execute this strategy. These products are:

•	balsalazide disodium, which we sell in the United States under the brand name Colazal®;

•	rifaximin, which, if approved by the U.S. Food and Drug Administration, or FDA, we intend to sell in the United States;

•	a patented, granulated formulation of mesalamine, which, if approved by the FDA, we intend to sell in the United States to expand our range of treatment options for ulcerative colitis; and

•	three dosage strengths of azathioprine, an FDA-approved product licensed by us which we plan to launch in North America through our direct sales force beginning in January 2004 under the brand name Azasan®.

We licensed balsalazide from Biorex Laboratories Limited in 1992 and completed the development work, which resulted in FDA approval in July 2000 and product launch in January 2001. We licensed rifaximin from Alfa Wassermann S.p.A. in 1996. In December 2001, we submitted a New Drug Application, or NDA, to the FDA for rifaximin as a treatment for travelers’ diarrhea. We received an approvable letter from the FDA in October 2002, filed an amendment to our NDA in November 2003, and are currently working with the FDA to complete the approval process. Following receipt of regulatory approval to market a drug for an initial disease or condition, known as an indication, we might perform clinical studies for other indications or formulations to expand approved uses of the drug. In July 2002, we acquired exclusive U.S. development rights to a granulated formulation of mesalamine from Dr. Falk Pharma GmbH. We intend to complete the development work required to secure regulatory approval for the product in the United States. In November 2003, we acquired from aiiPharma LLC the exclusive right to sell three dosage strengths of Azasan® (azathioprine tablets) in North America.

We currently market Colazal and intend, if approved by the FDA, to market future products to U.S. gastroenterologists through our own direct sales force, and enter into distribution relationships outside the United States and in markets where a larger sales organization is appropriate. Currently, our specialty sales and marketing team consists of approximately 100 persons. We believe our sales and marketing team should also position us to sell additional products.

Colazal® (balsalazide disodium)

Our first marketed product, Colazal, was the first new molecular entity approved in 10 years by the FDA for the treatment of mildly to moderately active ulcerative colitis and the first new oral therapy approved by the FDA for this indication in seven years. Ulcerative colitis is a chronic form of inflammatory bowel disease characterized by inflammation of the lining of the colon. Symptoms of active ulcerative colitis include rectal bleeding, abdominal pain, increased stool frequency, loss of appetite, fever and weight loss. This disease affects roughly 500,000 people in the United States, typically with onset under the age of 40. The cause of ulcerative colitis is unknown and no known cure exists except for the removal of the colon. Oral branded prescription products containing the active therapeutic agent 5-ASA are the first line of treatment and most frequently prescribed class of drugs for ulcerative colitis, with 2002 U.S. retail sales of approximately $437 million. In terms of prescription dollar sales, the market for 5-ASA products has been growing at an annual compound rate exceeding 25% for the last 11 years. Colazal contains 5-ASA, as does Asacol®, the market-leading drug with retail sales of approximately $300 million in 2002.

In clinical trials, Colazal demonstrated at least comparable efficacy and had an improved safety profile as compared to some other oral 5-ASA products. Other 5-ASA products often do not deliver optimal doses of the active therapeutic agent to the colon. However, because Colazal’s proprietary formulation allows approximately 99% of the drug to reach the colon, it can work more quickly and effectively than comparable doses of other 5-ASA products that deliver less drug to the diseased area. In addition, some other 5-ASA products have historically been associated with side effects that cause up to 15-40% of patients to discontinue treatment.

We launched Colazal in the United States in January 2001 using our own sales force. We sold $14.1 million and $33.5 million worth of Colazal in the United States in the years ended December 31, 2001 and 2002, respectively, and we sold $38.6 million of Colazal in the United States for the nine months ended September 30, 2003. The number of prescriptions written in 2001 and 2002 for Colazal was approximately 62,500 and 193,900, respectively, making Colazal the fastest-growing drug of its kind in the marketplace.

Rifaximin

Our second drug, rifaximin, is a gastrointestinal-specific, oral antibiotic that, if approved by the FDA, we intend to establish as the drug of choice for the treatment of infectious diarrhea in travelers and a broad range of other gastrointestinal bacterial infections. According to the National Ambulatory Medical Care and National Hospital Ambulatory Medical Care surveys, between 1992 and 1996 (the most recent period for which we are aware there is publicly available information) patients visited physicians on average over 15 million times annually in the United States due to diarrhea, vomiting or gastrointestinal infections. According to the Centers for Disease Control, each year between 20% and 50% of international travelers, an estimated 10 million people, develop diarrhea, with approximately 80% of the cases caused by bacteria. Based upon recent data, between 4 million and 5 million people sought treatment in the United States for infectious diarrhea in 2001 and approximately 3.3 million of those patients were prescribed a drug.

We believe the advantages of rifaximin to treat these infections are two-fold: (1) site-targeted antibiotic delivery; and (2) improved tolerability compared to other treatments. Less than 0.5% of the drug is absorbed into the bloodstream when it is taken orally. In addition, the drug might also cause fewer side effects or discomforts such as nausea, headache or dizziness than observed with currently available, more highly-absorbed antibiotics. Furthermore, we believe rifaximin is also less likely to cause systemic resistance, in which the body blocks the effectiveness of the drug, or harmful interaction with other drugs a patient is taking.

We submitted an NDA for the treatment of travelers’ diarrhea to the FDA in December 2001. In October 2002, we received an approvable letter from the FDA in response to our application, in which the FDA requested additional clinical data necessary to gain approval for rifaximin. In November 2003, we submitted to the FDA an amendment to our NDA to report the results of the additional clinical study and to respond to the other items outlined in the FDA’s 2002 approvable letter. Salix believes Rifaximin is unique because there is no other U.S.-approved oral antibiotic with its potential lack of systemic absorption, and safety and resistance profiles.

We believe that Rifaximin should, once introduced, be even more successful than Colazal in terms of revenue. This belief is based on the uniqueness of Rifaximin as a gastrointestinal-specific antibiotic, combined with results of Salix market research and discussions with leading medical authorities highlighting the large number of diseases in which Rifaximin could be used. Specifically, Rifaximin will potentially compete in an annual U.S. retail market in excess of $2 billion, comprised of over 12 million patients. By comparison, Colazal competes in an annual U.S. retail market of approximately $450 million, comprised of approximately 500,000 patients. While the potential market for Rifaximin is larger than that for Colazal, we expect to capture only a portion of each and might not achieve the same success in the Rifaximin market as with Colazal due to competitive, market acceptance and/or other factors. Salix is exploring potential additional indications, formulations, clinical trials and co-promotion arrangements to capitalize on the potential for Rifaximin.

Granulated Mesalamine

In July 2002 we acquired from Dr. Falk Pharma GmbH, one of the most recognized companies worldwide in gastroenterology, the exclusive development rights in the United States to the Falk granulated mesalamine product. As part of that transaction, we also received a right of first negotiation with respect to additional Falk products in the United States. The Falk granulated mesalamine product has already been approved in most of the principal markets of Europe. If approved in the United States, the Falk granulated mesalamine product’s unique prolonged release mechanism would allow us to expand its range of treatment options for ulcerative colitis. We recently submitted the IND and are in the process of initiating a study designed to determine the appropriate dose. Thereafter, we plan to initiate Phase III studies investigating the product as a treatment for ulcerative colitis utilizing a dosing regimen that represents significant improvements over current therapies. The patent for the treatment of the intestinal tract with the granulated mesalamine product will expire in 2018.

Azasan®

In November 2003, we acquired from aaiPharma LLC the exclusive right to sell 25, 75 and 100 milligram dosage strengths of azathioprine tablets in North America under the name Azasan. Azasan is a drug that suppresses immune system responses and is indicated for preventing rejection of kidney transplants and treatment of severe arthritis. Azasan is commonly prescribed by gastroenterologists for treatment of Crohn’s disease and ulcerative colitis, even though the drug was not developed for these treatments. We agreed to make an upfront payment, as well as ongoing royalties on net sales, to aaiPharma, who agreed to supply us with the products. We plan to launch this FDA approved product by the end of January 2004.

Our principal executive offices are located at 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615 and our telephone number at that location is (919) 862-1000. Information contained on our website, www.salix.com, is not part of this prospectus.

The Offering

Shares of common stock offered by us	None

Shares of common stock that may be sold by the selling stockholders	1,700,000

Use of proceeds	We will not receive any proceeds from the resale of the shares offered hereby, all of which proceeds will be paid to the selling stockholders

Risk factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 5.

Nasdaq National Market Trading Symbol	SLXP

Risk Factors

You should be aware that there are various risks to an investment in our common stock, including the material ones described below. Other risks we are not aware of or that we currently believe immaterial could affect your investment. You should carefully consider these risk factors, together with all of the other information included and incorporated by reference in this prospectus.

If any of the following risks or other risks not known to us now or that we currently believe immaterial develop into actual events, then our business, financial condition, results of operations or prospects could be negatively affected. If that happens, the market price of our common stock could decline and you might lose all or part of your investment.

Risks Related to our Business

We have a history of operating losses and negative cash flow from operations and expect future losses and negative cash flow from operations, which could have an adverse impact on your investment.

We have had net losses in all but one quarter since our inception in 1992 and until December 2000 we had not realized any material operating revenues from product sales. We have also experienced negative cash flows from operations in each year since we became a public company. We have spent and will continue to be required to spend substantial funds to continue development and marketing activities. To the extent we acquire rights to additional products, our costs associated with these activities can be expected to increase further. We currently expect operating losses and negative cash flow from operations to continue through the first half of 2004, assuming rifaximin generates no revenue prior to that time. Our losses could be greater than those realized by us historically and we might never be profitable or generate positive cash flow from operations on a consistent or predictable basis. As of September 30, 2003, we had an accumulated deficit of approximately $87.0 million.

Regulatory approval of our products is time-consuming, expensive and uncertain, and could result in unexpectedly high expenses and delay our ability to sell our products.

Development, manufacture and marketing of our products are subject to extensive regulation by governmental authorities in the United States and other countries. This regulation could require us to incur significant unexpected expenses or delay or limit our ability to sell our products. We submitted an NDA for rifaximin to the FDA for the treatment of travelers’ diarrhea in December 2001. We received an approvable letter from the FDA in October 2002 in which the FDA requested additional clinical data necessary to gain approval for rifaximin. In November 2003, we submitted to the FDA an amendment to our NDA to report the results of the additional clinical study and to respond to the other items outlined in the FDA’s 2002 approvable letter. Even though the study results are positive, our NDA might not be approved.

Our clinical studies for other products or formulations might be delayed or halted for various reasons, including:

•	the drug is not effective;

•	patients experience severe side effects during treatment;

•	patients do not enroll in the studies at the rate we expect;

•	drug supplies are not sufficient to treat the patients in the studies;

•	we decide to modify the drug during testing; or

•	we do not have adequate funds to continue the testing.

If regulatory approval of any product is granted, it will be limited to those indications for which the product has been shown to be safe and effective, as demonstrated to the FDA’s satisfaction through clinical studies.

Approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, such as with Colazal, labeling and promotional activities are subject to continual scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. Marketing an approved product for a new use requires a separate approval by the FDA. These regulations and the FDA’s interpretation of them might impair our ability to effectively market our products. We and our third-party manufacturers are also required to comply with the applicable FDA current Good Manufacturing Practices, or cGMP, regulations which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our products, and they are subject to additional FDA inspection. If we fail to comply with any of the FDA’s continuing regulations, we could be subject to sanctions, including:

•	delays, warning letters and fines;

•	product recalls or seizures and injunctions on sales;

•	refusal of the FDA to review pending applications;

•	total or partial suspension of production;

•	withdrawals of previously approved marketing applications; and

•	civil penalties and criminal prosecutions.

In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.

Balsalazide is approved as a treatment for acute ulcerative colitis in Austria, Belgium, Denmark, Italy, Luxembourg and Sweden through the mutual recognition process of the European Union. In 1998, our then licensee withdrew marketing applications from other European Union countries because of a failure to meet time constraints of the review period required by the mutual recognition process. These countries are Finland, France, Germany, Greece, Ireland, The Netherlands, Portugal and Spain. Resubmission in these countries will primarily be the responsibility of our current licensees for these countries, Shire Pharmaceuticals and Menarini, and they might not pursue these applications. Balsalazide might not receive approval from regulatory agencies in any member country of the European Union where the marketing application was withdrawn.

Our success and revenue currently depend on four compounds; if we do not continue to successfully market Colazal, if we do not receive FDA approval and successfully commercialize rifaximin and granulated mesalamine, if we do not successfully commercialize Azasan or if we do not acquire new products to market, our revenue might not grow, which could negatively affect our stock price.

We currently have rights to only four pharmaceutical compounds: (1) balsalazide, which we market in the United States under the brand name Colazal; (2) rifaximin, which, if approved by the FDA, we intend to market in the United States; (3) granulated mesalamine, which, if approved by the FDA, we intend to market in the United States; and (4) azathioprine, which we intend to market in North America beginning in January 2004 under the brand name Azasan. Our prospects over the next three to five years are substantially dependent on the successful commercialization of these compounds. We expect to engage in expensive advertising, educational programs and other means to market our future products. The degree of market acceptance of our products among physicians, patients, healthcare payors and the medical community will depend upon a number of factors including:

•	demonstration of their clinical efficacy and safety;

•	their cost effectiveness;

•	their potential advantages over alternative treatment methods;

•	the marketing and distribution support they receive; and

•	reimbursement policies of government and third-party payors.

Virtually all of our product sales revenue to date has come from Colazal. We expect to begin generating product sales revenue in 2004 from Azasan. We expect that a significant portion of our potential revenue for the next few years will depend on regulatory approval and sales of rifaximin and to a lesser extent granulated mesalamine, as well as the successful commercialization of Azasan. Even if these products generate revenue and profits, our ability to increase revenue in the future will depend in part on our success in in-licensing or acquiring additional pharmaceutical products. Our license agreement with Alfa Wassermann provides that we may not promote, distribute or sell any antibiotic product that competes with rifaximin in the United States and Canada for a period of five years after the first commercial sale of rifaximin, thereby limiting our ability to acquire, develop or market other antibiotic products. We currently intend to in-license or acquire pharmaceutical products that have been developed beyond the initial discovery phase and for which late-stage human clinical data is already available or, like Azasan, that have already received regulatory approval. These kinds of pharmaceutical products might not be available to us on attractive terms or at all. To the extent we acquire rights to additional products, we might incur significant additional expense in connection with the development and, if approved by the FDA, marketing of these products.

Our intellectual property rights might not afford us with meaningful protection.

We cannot assure you that our intellectual property rights with respect to balsalazide, rifaximin, granulated mesalamine and Azasan will afford us with meaningful protection from competition. In addition, because our strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, future products might have limited or no remaining patent protection due to the time elapsed since their discovery. The patents for the balsalazide composition of matter and method of treating ulcerative colitis with Colazal expired in July 2001 in the United States. We have obtained patent extensions for the composition of Colazal in Italy and the United Kingdom until July 2006. The patents for the rifaximin composition of matter (also covering a process of making rifaximin and using rifaximin to treat gastrointestinal infectious diseases) expired in May 2001 in the United States and Canada. We believe we might be eligible for an extension of our patent relating to balsalazide of up to five years (including extension of our expired patent based on patent term restoration procedures established in Europe and in the United States under the Waxman-Hatch Act for products that have received regulatory approval). However, this extension might not be granted. Competitors could also design around any of our intellectual property or otherwise design competitive products that do not infringe our intellectual property.

In 2000, the FDA granted us five years of new chemical entity data exclusivity for Colazal. This means that during the period of exclusivity other companies cannot use our data to support approval of a competitive version of Colazal and must conduct new clinical trials to support any application seeking approval of a competing drug. This may have the effect of excluding others from marketing balsalazide in the United States until July 2005. We intend to request similar exclusivity for rifaximin, although the FDA might not grant our request.

A United States patent was issued in August 2001 covering a granulated formulation of mesalamine for the treatment of intestinal tract disorders. Although the granulated mesalamine product is not a new chemical entity, it may be entitled to three years of exclusivity from the date of its approval if new clinical investigations are required for its approval. Such exclusivity would have the effect of preventing the FDA from approving an NDA for a granulated mesalamine product which relied upon the new clinical investigation in our NDA for three years from the date of approval.

Azasan has no patent protection. The Azasan 25/75/100 mg dosage strengths were approved by the FDA in February 2003.

We acquired our rights to all four of our products under license agreements with third parties. If any of these third parties terminates its license agreement with us, we would have no further rights to use its intellectual property to manufacture and market the products covered thereunder, which would have a material adverse effect on our future prospects. Our rights under these licenses are generally subject to early termination by these third parties upon material breach by us or our bankruptcy or insolvency. Our licenses for balsalazide and rifaximin provide that our royalty obligations extend beyond the expiration date of the underlying patents, which could limit our ability to profitably sell those products if a generic version were introduced. The market in which Azasan competes has already been heavily penetrated by generics, and that could restrict our profitability in marketing that drug. In addition, the patent rights licensed under the balsalazide license do not provide us with exclusivity as to the treatment of any particular illness. Under existing United States patent law, in some cases a license arrangement providing for payment of royalties beyond the expiration date of the underlying patents could render portions of the license arrangement or the underlying patents unenforceable. We cannot assure you that these provisions in our license agreements would not render portions of the agreements or the underlying patents unenforceable.

We also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. These agreements might be breached and we might not have adequate remedies for any breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently developed by others.

Any litigation that we may become involved in order to enforce intellectual property rights could result in substantial cost to us. In addition, our intellectual property rights might not provide us with any meaningful competitive protection.

Claims by others that we infringe their intellectual property could be costly to us. Our patent or other proprietary rights related to our products might conflict with the current or future intellectual property rights of others. Because we have launched our first product in the United States, and are developing other compounds, intellectual property claims could be particularly damaging to our business. Litigation or patent interference proceedings, either of which could result in substantial cost to us, might be necessary to defend any patents to which we have rights and our other proprietary rights or to determine the scope and validity of other parties’ proprietary rights. The defense of patent and intellectual property claims is both costly and time-consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our product. We might not be able to obtain a license to any third-party technology that we require to conduct our business, or, if obtainable, that technology might not be available at a reasonable cost.

We could be exposed to significant product liability claims that could prevent or interfere with our product commercialization efforts.

We might be subjected to product liability claims that arise through the testing, manufacturing, marketing and sale of our products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we currently maintain liability coverage for both clinical trials and the commercialization of our products, it is possible that this coverage will be insufficient to satisfy any liabilities that may arise. In the future we might not be able to obtain adequate coverage at an acceptable cost or we might be unable to obtain adequate coverage at all.

Intense competition might render our products noncompetitive or obsolete.

Competition in our business is intense and characterized by extensive research efforts and rapid technological progress. Technological developments by competitors, earlier regulatory approval for marketing competitive products, or superior marketing capabilities possessed by competitors could adversely affect the commercial potential of our products and could have a material adverse effect on our revenue and results of operations. We believe that there are numerous pharmaceutical and biotechnology companies, including large well-known pharmaceutical companies, as well as academic research groups throughout the world, engaged in research and development efforts with respect to pharmaceutical products targeted at gastrointestinal diseases and conditions addressed by our current and potential products. In particular, we are aware of products in research or development by competitors that address the diseases being targeted by our products. Developments by others might render our current and potential products obsolete or non-competitive. Competitors might be able to complete the development and regulatory approval process sooner and, therefore, market their products earlier than us.

Many of our competitors have substantially greater financial, marketing and personnel resources and development capabilities than we do. For example, many large, well capitalized companies already offer products in the United States and Europe that target the indications for balsalazide, including sulfasalazine (Pharmacia & Upjohn, Inc.), olsalazine (Pharmacia & Upjohn, Inc.) and Pentasa (Shire Pharmaceuticals Group, plc). Asacol, marketed by Proctor & Gamble, is currently the most prescribed product for the treatment of ulcerative colitis in the United States. The most frequently prescribed product for treatment of travelers’ diarrhea in the United States currently is ciprofloxacin, commonly known as cipro. Products offered in the United States that target the indications for Azasan include Imuran® (Prometheus), generic azathioprine (aaiPharma, Geneva Pharmaceuticals, Roxane Labs Inc.), and Purinethol® (Gate Pharmaceuticals).

If third-party payors do not provide coverage or reimburse patients for our products, our ability to derive revenues will suffer.

Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third-party payors will pay for our products. Reimbursement for newly approved healthcare products is uncertain. In the United States and elsewhere, third-party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the healthcare system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, might have on our business, the announcement and/or adoption of such proposals or efforts could increase our costs and reduce or eliminate profit margins. Third-party insurance coverage might not be available to patients for our products. If government and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products might be reduced.

Our limited sales and marketing experience could limit our revenue.

We have limited experience in marketing and selling our products either directly or through our relationships with licensees, which could materially and adversely impact our ability to generate significant revenue. We hired our first 30 sales representatives in late 2000, in mid-2001 we doubled the size of our sales force and since then have increased the size of our specialty sales and marketing team to a total of 100 persons. Many of our competitors have considerably more experience marketing to gastroenterologists than we do, and longer physician relationships than ours. Our marketing and direct sales efforts might not be successful.

We are dependent on third parties to manufacture our products.

We have limited experience and capabilities in manufacturing of pharmaceutical products. We do not generally expect to engage directly in the manufacturing of products, but instead contract with others for these services. Our manufacturing strategy presents the following risks:

•	the manufacture of our products might be difficult to scale-up when large scale production is required and subject to delays, inefficiencies and poor or low yields of quality products;

•	some of our contracts contain purchase commitments that require us to make minimum purchases that might exceed our needs or limit our ability to negotiate with other manufacturers, which might increase our costs;

•	the cost of manufacturing certain of our products might make them prohibitively expensive;

•	delays in scale-up to commercial quantities and any change in manufacturers could delay clinical studies, regulatory submissions and commercialization of our products;

•	manufacturers of our products are subject to the FDA’s cGMP regulations and similar foreign standards, and we do not have control over compliance with these regulations by the third-party manufacturers; and

•	if we need to change manufacturers, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our products.

We contract with OmniChem s.a. for the manufacture of balsalazide. Our sole source for the manufacture of our finished product, Colazal, currently is Anabolic. We intend to contract with an additional manufacturer of balsalazide, provided it receives regulatory approval to do so. We will be wholly dependent on Alfa Wasserman for the manufacture of the active ingredient for rifaximin and on Patheon Inc. for the manufacture of the finished product for rifaximin. We will be wholly dependent on aiiPharma LLC for the manufacture and supply of Azasan. If our supply of any of these products were interrupted, we could be materially adversely affected until we could make alternative arrangements for supply. While we believe alternative suppliers could be identified, it could take significant time for any alternate supplier to scale-up its manufacturing of these products. In addition, these products might not be available from an alternate supplier at favorable prices.

If we make any acquisitions, we will incur a variety of costs and might never successfully integrate the acquired product or business into ours.

We might attempt to acquire products or businesses that we believe are a strategic complement to our business model. We might encounter operating difficulties and expenditures relating to integrating an acquired product or business. These acquisitions might require significant management attention that would otherwise be available for ongoing development of our business. In addition, we might never realize the anticipated benefits of any acquisition. We might also make dilutive issuances of equity securities, incur debt or experience a decrease in cash available for our operations, or incur contingent liabilities and/or amortization expenses relating to goodwill and other intangible assets, in connection with any future acquisitions.

Failure to manage our growth could increase our expenses faster than our revenue.

We have experienced significant growth in the number of our employees and the scope of our operations. In support of the January 2001 launch of Colazal in the United States, our number of employees has increased from approximately 25 on September 30, 2000 to approximately 140 on November 15, 2003. This growth and expansion placed a significant strain on our management and operations. For example, in mid-2001 we doubled the size of our sales force, which contributed to a temporary slowdown in the growth of our sales. Our continued growth might place further strains on our management and operations. Our ability to manage growth effectively will depend upon our ability to broaden our management team and our ability to attract, hire, and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our employee base.

Our results of operations have fluctuated significantly from period to period, and a failure to meet the expectations of investors or the financial community at large could result in a decline in our stock price.

Our results of operations might fluctuate significantly on a quarterly and annual basis due to, among other factors:

•	the level of revenue generated by commercialized products, including potential increased purchases of inventory by wholesalers in anticipation of potential price increases, and subsequent lower than expected revenue as the inventory is used;

•	the timing of any up-front payments that we might be required to pay in connection with any future acquisition of product rights;

•	the timing of milestone payments that we might be required to pay to our current or future licensors;

•	fluctuations in our research and development and other costs in connection with ongoing product development programs;

•	the timing of regulatory approvals and product launches;

•	the level of marketing and other expenses required in connection with product launches and ongoing product growth;

•	the timing of the acquisition and integration of businesses, assets, products and technologies; and

•	general and industry-specific business and economic conditions.

Any adverse fluctuations in our results of operations, or failure to meet analyst or investor expectations, could cause our stock price to decline.

Our actual financial results might vary from those anticipated by us. Our actual financial results might vary from those anticipated by us, and these variations could be material. Our 2002 earnings release, which is incorporated by reference in this prospectus, contained our forecasted revenues for 2003. This forecast reflects numerous assumptions concerning our anticipated future performance and with respect to the prevailing market and economic conditions which are beyond our control and which might not turn out to have been correct. Although we believe that the assumptions underlying the projections are reasonable, actual results could be materially different. Our revenues and expenses are subject to numerous risks and uncertainties, including those identified throughout these “Risk factors” and elsewhere in this prospectus and the documents incorporated by reference.

Risk Related to Owning our Stock

Our stock price is volatile, which makes investing in our common stock risky.

Our stock price has been extremely volatile and might continue to be, making an investment in our company risky. Between February 26, 2001, when our common stock started trading on the Nasdaq National Market, and December 4, 2003, the price of a share of our common stock varied from $4.29 to $25.23.

The securities markets have experienced significant price and volume fluctuations unrelated to the performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have in the past and can in the future be expected to be especially volatile. Announcements of prescription trends, technological innovations or new products by us or our competitors, developments or disputes concerning proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, regulatory developments in both the United States and other countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in our financial results, might have a significant impact on the market price of our common stock.

A substantial number of our shares are eligible for future sale and the sale of these shares, including the shares covered by this registration statement, into the market might negatively affect our stock price.

Our stock price may be depressed by future sales of our shares or the perception that such sales may occur. We had approximately 21,937,916 shares outstanding as of November 15, 2003. Of these shares, 1,076,294 shares were owned by our officers and directors, or their affiliates, and are subject to restrictions on resale. All of the 1,700,000 shares registered for resale under this prospectus may be sold at any time after effectiveness. Sales of substantial amounts of our common stock in the public market by these or other holders might lower our common stock’s market price. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock.

Antitakeover provisions could discourage a takeover that you consider to be in your best interest or prevent the removal of our current directors and management.

We have adopted a number of provisions that could have antitakeover effects or prevent the removal of our current directors and management. We have adopted a stockholder protection rights plan, commonly referred to as a poison pill. The rights plan is intended to deter an attempt to acquire Salix in a manner or on terms not approved by the Board of Directors. The rights plan will not prevent an acquisition that is approved by the Board of Directors. We believe our rights plan assisted our successful defense against a hostile takeover bid earlier this year. Our charter authorizes the Board of Directors to determine the terms of up to 5,000,000 shares of undesignated preferred stock and issue them without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, voting control of Salix in order to remove our current directors and management. Our bylaws also eliminate the ability of the stockholders to act by written consent without a meeting, which could hinder the ability of stockholders to quickly take action that might be opposed by management. These provisions could make more difficult the removal of our current directors and management or a takeover of Salix, even if these events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our common stock.

The September 11, 2001 terrorist attacks on the United States might have unpredictable adverse effects on global economic conditions, the financial markets and our business and results of operations.

The September 11, 2001 terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, D.C., have caused uncertainty and volatility in the U.S. and international economies and financial markets, and coincided with an overall weakening of economic conditions. In addition, there might be further terrorist attacks against the United States or U.S. businesses operating abroad. We cannot predict what effect these events, including the retaliatory measures that have been taken, and those that might be taken in the future, might have on global economic conditions, the financial markets, or on our business and results of operations.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at “http:/www.sec.gov.” Our Commission filing number is 0-23265.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to termination of this offering:

1. Annual Report on Form 10-K for the year ended December 31, 2002;

2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

3. Current Reports on Form 8-K filed on these dates in 2003: January 10, January 31, February 4, February 26, March 31, April 11, May 6, May 13, May 21, May 30, July 16, July 22, August 28, September 2, October 14, October 20, October 21, November 4, November 5, November 10, November 14, and November 26;

4. Our definitive proxy solicitation materials filed with the SEC on May 23, 2003, as amended and supplemented, for our 2003 Annual Meeting of Stockholders held on June 19, 2003; and

5. The description of our stock contained in our registration statements filed pursuant to Section 12 of the Exchange Act, as amended from time to time.

You may request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Salix Pharmaceuticals, Ltd.

Investor Relations

8540 Colonnade Center Drive

Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Special Note Regarding Forward-Looking Statements

Some of the statements contained in this prospectus discuss our plans and strategies for our business and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act. The preparation of forward-looking statements requires the use of estimates of future profitability, revenues, expenses, activity levels and economic and market conditions, many of which are outside our control. Such statements are indicated by words or phrases such as “anticipates,” “estimates,” “projects,” “believes,” “intends,” “expects” and similar words and phrases. Actual results might vary materially from those indicated by the forward-looking statements as a result of various factors, including:

•	our dependence on our first four pharmaceutical products, Colazal, rifaximin, granulated mesalamine and Azasan, and the uncertainty of market acceptance of those products;

•	the unpredictability of the duration and results of regulatory review of New Drug Applications and Investigational New Drug Applications;

•	the high cost and uncertainty of the research, clinical trials and other development activities involving pharmaceutical products;

•	the uncertainty of obtaining, and our dependence on, third parties to manufacture our products and to sell them outside the United States and in fields other than gastroenterology;

•	our limited sales and marketing experience;

•	intense competition in the specialty pharmaceutical industry;

•	our ability to fund our activities internally or through additional financing, if necessary;

•	the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining rights from third parties;

•	results of future litigation and other risk factors detailed from time to time in our other SEC filings; and

•	the other factors discussed in the “Risk Factors” section and elsewhere in this prospectus.

Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. In addition, there can be no assurance that our business strategy will deliver any particular level of value to our stockholders or that earnings estimates will be met or exceeded. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized might also cause actual results to differ materially from those discussed.

Use of Proceeds

We will not receive any of the proceeds from the sale of shares of the common stock offered by the selling stockholders. We are registering the shares for sale to provide the selling stockholders with freely tradable securities, but the registration of the shares does not necessarily mean that any of them will actually be offered or sold.

Selling Stockholders

The shares offered under this prospectus may be sold from time to time for the account of the selling stockholders named in the following table. The table also contains information, to our knowledge, regarding each selling stockholder’s beneficial ownership of shares of our common stock as of November 15, 2003, and as adjusted to give effect to the assumed sale of all of the shares registered hereby. As of November 15, 2003, we had 21,937,916 shares of common stock outstanding.

	Beneficial Ownership Prior to Offering	Number of Shares to Be Sold	Beneficial Ownership After Offering (1)
Name	Number of Shares		Number of Shares	Percent of Class
Farallon Capital Partners, L. P. (2)	344,500	160,300	184,200	*
Farallon Capital Institutional Partners, L. P. (2)	313,600	140,700	172,900	*
Farallon Capital Institutional Partners II, L. P. (2)	34,600	17,800	16,800	*
Farallon Capital Institutional Partners III, L. P. (2)	41,400	21,400	20,000	*
Tinicum Partners, L. P. (2)	16,600	7,100	9,500	*
Farallon Capital Offshore Investors, Inc. (3)	871,864	352,700	519,164	2.4%
Narragansett I, LP (4)	120,000	120,000	0	—
Narragansett Offshore, Ltd. (4)	180,000	180,000	0	—
BayStar Capital II, LP (5)	400,000	400,000	0	—
SF Capital Partners Ltd. (6)	300,000	300,000	0	—

Total	2,622,564	1,700,000	922,564	4.2%

*	Less than 1%
(1)	Assumes the sale of all the shares offered hereby. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalizations or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.
(2)	The General Partner of this selling stockholder is Farallon Partners, L. L. C. The Managing Members of Farallon Partners, L. L. C. are David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly.
(3)	The Investment Advisor of this selling stockholder is Farallon Capital Management L. L. C. The Managing Members of Farallon Capital Management, L. L. C. are David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly.
(4)	Joseph L. Dowling, III controls this selling stockholder.
(5)	Steve Darby, Steven M. Lamar and Lawrence Goldfarb are the managing members of the general partner of this selling stockholder, each having the power to vote and/or dispose of these shares. As such, each of these individuals may be deemed the beneficial owner of these shares, which ownership each of them disclaims except to the extent of his primary interest therein.
(6)	Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L. L. C., which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over these shares.

We issued an aggregate of 1,700,000 shares of our common stock to the selling stockholders in connection with our $30.6 million private placement in November 2003. We agreed to register all of these shares, and to pay substantially all of the expenses of offering them under this prospectus.

Plan of Distribution

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus.

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such the shares of common stock were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has represented and warranted to us that at the time of its purchase of the common stock to be resold hereunder, it did not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Neither we nor the selling stockholders can presently estimate the amount of any compensation to be paid as a result of a sale or distribution of the shares. We know of no existing arrangements between any selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

To our knowledge, based on inquiry, we believe that none of the selling stockholders is an affiliate of a broker-dealer. Each of the selling stockholders has advised us that it purchased or acquired the shares in the ordinary course of business and that at the time of the purchase of the shares to be resold hereunder, it had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have advised the selling stockholders that during such time as they may be engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby.

Our obligation to register, or maintain, a registration statement governing the shares registered for resale hereunder will terminate:

•	if all the shares have been registered and sold pursuant to registrations effected pursuant to the purchase agreement between the original holders and us; or

•	with respect to any particular selling stockholder, at such time as all shares held by such selling stockholder may be sold within a three-month period under Rule 144, either because the selling stockholder holds 1% or less of our then outstanding common stock or because the selling stockholder can sell all of its shares under Rule 144(k) without volume or time limitations.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Legal Matters

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Donald R. Reynolds, a partner at Wyrick Robbins, is married to an employee of ours who holds options to purchase 68,000 shares of our common stock.

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

1,700,000 Shares

SALIX PHARMACEUTICALS, LTD.

Common Stock

PROSPECTUS

            , 200

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by the registrant in connection with the issuance and distribution of the shares registered hereunder:

SEC registration fee	$2,608
Printing and mailing costs	$3,500
Legal fees	$20,000
Accounting fees and expenses	$5,000
Miscellaneous expenses	$1,500

Total	$32,608

Item 15. Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Salix may and, in certain cases, must be indemnified by Salix against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Salix. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Salix, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Salix’s certificate of incorporation, as amended, provides that no director of Salix shall be liable to Salix or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Salix’s certificate of incorporation, as amended, also provides that Salix shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at Salix’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

Salix maintains liability insurance insuring Salix’s officers and directors against liabilities than they may incur in such capacities.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, Salix has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
2.1(l)	Certificate of Domestication.

3.1(l)	Certificate of Incorporation.

3.2(k)	Bylaws.

5.1	Opinion of Wyrick Robbins Yates & Ponton LLP.

10.1(a)	Form of Indemnification Agreement between the Registrant and each of its officers and directors.

10.2(a)	Form of 1994 Stock Plan for Salix Holdings, Ltd. and form of Stock Option and Restricted Stock Purchase Agreements thereunder.

10.3(g)	Form of 1996 Stock Plan for Salix Holdings, Ltd., as amended September 2000 and form of Notice of Stock Option Grant and Stock Option Agreement thereunder, as amended March 12, 2001.

10.4(a)*	Amendment Agreement effective as of September 17, 1992 by and among Glycyx Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Biorex.

10.5(a)*	License Agreement, dated September 17, 1992 between Biorex Laboratories Limited and Glycyx Pharmaceuticals, Ltd. and letter agreement amendments thereto.

10.6(a)*	Research and Development Agreement dated September 21, 1992 between Glycyx Pharmaceuticals, Ltd. and AB Astra and letter agreement amendments thereto.

10.7(a)*	Distribution Agreement dated September 21, 1992 between Glycyx Pharmaceuticals, Ltd. and AB Astra.

10.8(a)*	Amended and Restated License Agreement by and between Salix Pharmaceuticals, Inc. and Biorex Laboratories, Limited, dated April 16, 1993.

10.9(a)*	Co-Participation Agreement, dated April 30, 1993 between Salix Pharmaceuticals, Inc. and AB Astra as amended by Amendment No. 1 thereto effective September 30, 1993.

10.9.1(b)	Letter Agreement dated October 16, 1998 to Co-Participation Agreement dated April 30, 1993 by and between Salix Pharmaceuticals, Inc. and AB Astra.

10.11(a)*	Distribution Agreement, dated September 23, 1994 between Glycyx Pharmaceuticals, Ltd. and Menarini International Operations Luxembourg SA and amendments thereto.

10.12(a)*	License Agreement, dated June 24, 1996, between Alfa Wassermann S.p.A. and Salix Pharmaceuticals, Ltd.

10.13(a)*	Supply Agreement, dated June 24, 1996, between Alfa Wassermann S.p.A. and Salix Pharmaceuticals, Ltd.

10.14(a)	Lease dated January 1, 1992 by and between Kontrabecki Mason Developers and Salix Pharmaceuticals, Inc., as amended.

Exhibit No.	Description
10.16(c)	Severance Agreement and Mutual Release dated January 6, 1999 between Salix Pharmaceuticals, Ltd. and David Boyle.

10.22(d)	Termination and Settlement Agreement dated as of December 22, 1999, by and between Astra AB and Salix Pharmaceuticals Inc. (a wholly owned subsidiary of Salix Pharmaceuticals, Ltd.).

10.23(d)	Agreement dated December 22, 1999, between Glycyx Pharmaceuticals, Ltd. and Astra AB.

10.25(f)*	Agreement dated May 17, 2000 between Glycyx Pharmaceuticals, Ltd. and Shire Pharmaceuticals Group plc.

10.26(f)*	Agreement dated May 17, 2000 between Biorex Laboratories Limited and Glycyx Pharmaceuticals, Ltd.

10.27(h)	Form of Common Stock Purchase Agreement for May 2001 private placement.

10.28(i)	Lease Agreement dated June 30, 2000 by and between Colonnade Development, LLC and Salix Pharmaceuticals, Inc.

10.29(j)*	License Agreement between Biorex Laboratories Limited and Glycyx Pharmaceuticals, Ltd. dated August 22, 2001.

10.30(j)	Form of Employment Agreement for executive officers.

10.31(l)	Loan and Security Agreement dated March 30, 2001, First Amendment to Loan and Security Agreement dated October 4, 2001 and First Waiver to Loan and Security Agreement dated November 12, 2001, between General Electric Capital Corporation and Salix Pharmaceuticals, Inc.

10.32(m)*	License Agreement by and between Salix Pharmaceuticals, Inc. and Dr. Falk Pharma GmbH dated July 15, 2002.

10.33(m)	Loan and Security Agreement dated September 30, 2002 by and between RBC Centura Bank, Salix Pharmaceuticals, Ltd. and Salix Pharmaceuticals, Inc.

10.34(m)	Commercial Promissory Note Agreement dated September 30, 2002 issued to RBC Centura Bank by Salix Pharmaceuticals, Ltd. and Salix Pharmaceuticals, Inc.

10.35(m)	Negative Pledge Agreement dated September 30, 2002 between RBC Centura Bank, Salix Pharmaceuticals, Ltd. and Salix Pharmaceuticals, Inc.

10.36(n)	Rights Agreement, dated as of January 10, 2003, between Salix Pharmaceuticals, Ltd. and Computershare Investor Services LLC, as Rights Agent.

10.37(p)	Common Stock Purchase Agreement dated November 6, 2003 among Salix Pharmaceuticals, Ltd. and the investors listed therein.

10.38(q)	Modification to Commercial Promissory Note Agreement dated September 29, 2003 between RBC Centura Bank, Salix Pharmaceuticals, Ltd. and Salix Pharmaceuticals, Inc.

10.39**(q)	License Agreement dated October 17, 2003, between Glycyx Pharmaceuticals, Ltd. (a wholly owned subsidiary of Salix Pharmaceuticals, Ltd.) and Chong Kun Dang Pharmaceutical Corporation.

21.1(k)	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young, LLP, Independent Auditors.

23.2	Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (see page S-1).

*	The registrant has received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the United States Securities and Exchange Commission.
**	Confidential treatment requested for certain portions of this agreement.
(a)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form S-1 (Registration No. 333-33781).
(b)	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.
(c)	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 10-K405 for the year ended December 31, 1998.
(d)	Incorporated by reference to exhibits filed with the Registrant’s Current Report on Form 8-K dated December 28, 1999.
(e)	Incorporated by reference to exhibits filed with the Registrant’s Current Report on Form 8-K dated January 13, 2000.
(f)	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
(g)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form S-8 (Registration No. 333-63604), filed June 22, 2001.
(h)	Incorporated by reference to exhibits filed with the Registrant’s Current Report on Form 8-K dated May 30, 2001.
(i)	Incorporated by reference to exhibit originally filed as Exhibit 10.29 with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(j)	Incorporated by reference to exhibits originally filed as Exhibits 10.30 and 10.31 with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
(k)	Incorporated by reference to exhibit filed with the Registrant’s Registration Statement on Form S-4 (File No. 333-74302).
(l)	Incorporated by reference to exhibit originally filed as Exhibit 10.25 with the Registrant’s Registration Statement on Form S-3 (File No. 333-82558).
(m)	Incorporated by reference to exhibit filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
(n)	Incorporated by referenced to exhibit filed with the Registrant’s Current Report on Form 8-K dated January 10, 2003.
(o)	Not used.
(p)	Incorporated by reference to exhibit bearing the same number filed with the Registrant’s Current Report on Form 8-K on November 10, 2003.
(q)	Incorporated by reference to exhibit bearing the same number filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

Item 17. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person or the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant undertakes that: (1) for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certified that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this 4th day of December 2003.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ Carolyn J. Logan
Carolyn J. Logan
President and Chief Executive Officer

Power Of Attorney

Each person whose signature appears below constitutes and appoints Carolyn J. Logan and Adam C. Derbyshire, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Carolyn J. Logan Carolyn J. Logan	Director, President and Chief Executive Officer (Principal Executive Officer)	December 4, 2003

/s/ Adam C. Derbyshire Adam C. Derbyshire	Chief Financial Officer (Principal Financial and Accounting Officer)	December 4, 2003

/s/ John F. Chappell John F. Chappell	Director	December 3, 2003

/s/ Thomas W. D’Alonzo Thomas W. D’Alonzo	Director	December 4, 2003

/s/ Richard A. Franco Richard A. Franco	Director	December 2, 2003

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